

June 5, 2024

Susan Horvath
Chief Financial Officer, Treasurer and Secretary
Panbela Therapeutics, Inc.
712 Vista Blvd, #305
Waconia, Minnesota 55387

> **Re: Panbela Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed March 26, 2024**
> **File No. 001-39468**

Dear Susan Horvath:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
9. Stockholders' Equity, page F-15

1. Please address the following as it relates to your warrant exercise inducement offers on November 2, 2023 and December 21, 2023:

    - Provide us with a rollforward of your warrant activity for the years ended December 31, 2023 and 2022 and the most recent interim period which shows warrant issuances and exercises, along with the warrant issue dates, expiration dates and exercise prices for each class of warrant. Please also explain the differences between terms governing the Class A, B, C and D warrants. Revise your disclosure in future filings accordingly.

    - Provide us with an analysis supporting your accounting treatment for these transactions with reference to the relevant guidance in ASC 815-40-35-14 through

35-18. In this regard, specifically address the following:
  ° Explain how you calculated the $9.1 million warrant inducement cost. To the extent that this amount represents the difference between the fair value of the warrants exercised upon inducement and the new warrants issued, please explain how the fair value of these warrants was determined and provide the significant assumptions used in these valuations.
  ° Explain how you considered the guidance in ASC 815-40-35-17 in determining that the appropriate accounting treatment was to record this inducement cost to APIC with an offset to Accumulated Deficit.
  ° Revise your future filings to disclose your accounting policy for such inducements, modifications, or exchanges.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences